CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

October 18, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Variable Series Trust
Registration Statement on Form N-1A

Dear Sir/Madam:

Enclosed for filing is the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A of the Curian Variable Series Trust (the “Trust”).  The notification of registration of the Trust on Form N-8A is being filed contemporaneously with this filing under separate cover.

The Trust has elected, pursuant to Rule 24f-2 under the 1940 Act, to register an indefinite amount of securities under the 1933 Act.

If you have any questions concerning this filing, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

encs.